Exhibit 99.1

Yunji Announces Management Change

Hangzhou, CHINA, June 28, 2019 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that Mr. Jun Zhang has been appointed as Chief Operating Officer of the Company to oversee the Company’s supply chain management, and Ms. Jianjian Hu, former Chief Operating Officer, has been appointed as Chief Marketing Officer of the Company to lead operations and marketing for the Company’s mobile app.

Mr. Jun Zhang has over a decade of experience in retail and e-commerce. Prior to joining Yunji, he served as a general manager of Alibaba’s Tmall 3C Unit starting in 2007, where he was responsible for multiple segments of business operations. Mr. Zhang was also one of the founding members of Tmall, where he participated in system construction for commodity category management and design, platform operations, and marketing. Prior to joining Alibaba, Mr. Zhang served as China Operations Manager of Bertelsmann’s book business. Mr. Zhang graduated from Hubei Radio and TV University.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, commented, “We are very pleased to welcome Mr. Jun Zhang to our management team. The appointment of Mr. Jun Zhang as Chief Operating Officer and Ms. Jianjian Hu as Chief Marketing Officer will help to improve our supply chain management and enhance our mobile user app experience. Their experience and expertise will be a good fit to these positions and I look forward to their close collaboration to further strengthen Yunji’s operational efficiency.”

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Jack Wang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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